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                                 UTI CORPORATION
                                200 W. 7th Avenue
                             Collegeville, PA 19426


                                 March 16, 2001

VIA EDGAR, FACSIMILE & FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attn:   Franklin Green
        Division of Corporation Finance

        RE:     UTI CORPORATION
                REGISTRATION STATEMENT ON FORM 8-A (FILE NO. 000-32407) REQUEST FOR WITHDRAWAL

Ladies & Gentlemen:

         This letter is filed in reference to the Registration Statement on Form 8-A, File No. 000-32407, of UTI Corporation, a Maryland corporation (the "Company"), which was filed on February 28, 2001 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Form 8-A") and became effective on March 8, 2001 when the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-1. The Company hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A, including all exhibits thereto, without prejudice, on the grounds that the Company is concurrently withdrawing its Registration Statement on Form S-1. Accordingly, the Company requests that an order granting withdrawal of the Form 8-A be issued as soon as possible and included in the file for the Form 8-A.

         Please forward copies of the order withdrawing the Form 8-A to the Company's counsel, Hogan & Hartson L.L.P., 1200 Seventeenth Street, Suite 1500, Denver, CO 80202 Attn: Christopher J. Walsh. In addition, please contact Mr. Walsh as soon as possible following execution of the order withdrawing the Form 8-A. Should you have any questions regarding this matter, please contact Mr. Walsh at (303) 454-2480.

                                         Sincerely,
                                         UTI CORPORATION

                                         /s/ BRUCE L. ROGERS

                                         By: Bruce L. Rogers
                                             Vice President

cc:     Mr. Jason Wilder, The Nasdaq Stock Market, Inc.
        Ms. Nileema Pargaonker, NASD Regulation, Inc.
        Allison R. Schneirov, Esq., Skadden, Arps, Slate, Meagher & Flom LLP Christopher J. Walsh, Esq., Hogan & Hartson L.L.P.